UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2026

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 9, 2026, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, additional context on the positive topline results from its Phase 2a INFORM-MS trial, building on the highly engaged Key Opinion Leader (KOL) investor call held on Monday, November 9, 2026. The November 9 call, featuring principal investigator, Tanuja Chitnis, M.D., Tarun Singhal, MBBS, M.D., M.B.A., and Howard L. Weiner, M.D., reviewed the dual primary endpoint success of INFORM-MS and generated strong participation from the investment and scientific communities.

The Announcement and presentation is furnished herewith as Exhibit 99.1 and 99.2 to this Report on Form 6-K. The information in the attached Exhibits 99.1 and 99.2 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: November 9, 2026	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Tiziana Life Sciences LTD Press Release, dated November 9, 2026
99.2	Tiziana Life Sciences LTD Presentation, dated November 9, 2026

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